

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Jacob Wolf
General Counsel and Secretary
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260
Austin, Texas 78759

> **Re: FTC Solar, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed March 10, 2021**
> **CIK No. 0001828161**

Dear Mr. Wolf:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Customer Value Proposition, page 2

1. We note your response to comment one of our prior letter and reissue our comment. Please provide the consent of the third-party in accordance with Rule 436.

You may contact Heather Clark, Staff Accountant at (202) 551-3624 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing